Exhibit 99.1

Aphria's Colombian Subsidiary, Colcanna, Inks Exclusive Agreement with Colombian Medical Federation

LEAMINGTON, ON, Jan. 2, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that its Colombian subsidiary, Colcanna SAS ("Colcanna") has signed an exclusive agreement (the "Agreement") with the Federación Médica Colombiana ("FMC"), a national guild that oversees the ethical exercise of the medical profession in Colombia, to jointly develop an academic curriculum on the medicinal use of cannabis.

"Education in the medical community is critical for sustaining the advancement of medical cannabis in Colombia" said Gabriel Meneses, Vice President, LATAM & Caribbean at Aphria. "Colcanna is proud to make this exclusive arrangement with Federación Médica Colombiana, which will offer doctors and medical professionals across the country a credible and trusted source of information and training on medical cannabis."

The FMC has nearly 2,000 affiliated doctors and a database of more than 70,000 medical professionals that access the organization for research and educational resources, including through a virtual platform that offers certified courses on a range of subjects. The medical cannabis curriculum developed by Colcanna and FMC will be made accessible on this platform and will be supported by scientific events for the medical community.

"As a leading global cannabis company, Aphria is committed to the long-term advancement of medical cannabis in every market in which we operate, through our diversified approach to innovation, strategic partnership and expansion," said Jakob Ripshtein, President of Aphria. "Partnerships like this between Colcanna and FMC are a direct result of our comprehensive approach to establishing a leading foothold in Colombia, throughout Latin America and in markets around the world."

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About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; expectations with respect to the costs of implementing the education program; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 07:00e 02-JAN-19